# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: ProMIS Neurosciences Inc., CIK 0001374339
CUSIP: 74346M406
Title of class of securities: Common Shares, no par value per share
Address of issuer's principal executive offices: Suite 200, 1920 Yonge Street, Toronto, Ontario Canada (A6), M4S 3E2
Date of event which requires filing of this statement: 01/29/2026
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Amends the filing with accession number 0001493152-25-020081
Filed by CIK 0001832106
Persons authorized to receive notices and communications: Fan Yu, c/o ABG Management Ltd., #3902, 39/F, E Tower, 10 Harcourt RD CTR, Hong Kong, Hong Kong (K3), 0000000000, 852 31219699

## Reporting persons
- ABG Management Ltd. (CIK 0001832106): type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); source of funds: working capital (WC); sole voting power 0; shared voting power 6,070,405; sole dispositive power 0; shared dispositive power 6,070,405; aggregate amount beneficially owned 6,070,405 (11.3% of the class)
- Ally Bridge Group (NY) LLC (CIK 0001822947): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 6,070,405; sole dispositive power 0; shared dispositive power 6,070,405; aggregate amount beneficially owned 6,070,405 (11.3% of the class)
  Comment: Limited Liability Company
- Ally Bridge MedAlpha Master Fund L.P. (CIK 0001831963): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: working capital (WC); sole voting power 0; shared voting power 6,070,405; sole dispositive power 0; shared dispositive power 6,070,405; aggregate amount beneficially owned 6,070,405 (11.3% of the class)
- Fan Yu (CIK 0001668029): type of reporting person: individual (IN); citizenship or place of organization: Malta (O1); source of funds: working capital (WC); sole voting power 0; shared voting power 6,070,405; sole dispositive power 0; shared dispositive power 6,070,405; aggregate amount beneficially owned 6,070,405 (11.3% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Shares, no par value per share
Name of issuer: ProMIS Neurosciences Inc.
Address of issuer's principal executive offices: Suite 200, 1920 Yonge Street, Toronto, Ontario Canada (A6), M4S 3E2

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is amended and supplemented by the following.

JANUARY 2026 SECURITIES PURCHASE AGREEMENT

On January 29, 2026, Ally Bridge MedAlpha Master Fund L.P., ABG V-SIV IX Limited and ABG V-SIV X Limited (together, the "Ally Bridge Purchasers"), together with certain other investors, entered into a Securities Purchase Agreement (the "Securities Purchase Agreement") with the Issuer, pursuant to which the Issuer agreed to sell approximately $75 million in securities (the "Offering").

Pursuant to the terms of the Securities Purchase Agreement, the Ally Bridge Purchasers agreed to purchase from the Issuer an aggregate of (i) 700,741 common shares, no par value (the "Common Shares") and (ii) Common Share purchase warrants (the "Common Share Warrants") to purchase 700,741 Common Shares (the "Common Share Warrant Shares"). The Common Shares were sold at a price of $12.13 per Common Share. The Common Share Warrants have an exercise price of $14.40, are exercisable immediately and will expire upon the earlier of (i) within 60 days of the Milestone Event (as defined below) or (ii) February 3, 2031. For purposes of the foregoing, the "Milestone Event" means the public announcement via press release or the filing of a Current Report on Form 8-K by the Issuer of topline data from the cohorts treated with single ascending doses of PMN310.

The final closing of the Offering pursuant to the Securities Purchase Agreement is expected to occur on February 3, 2026 (the "Closing Date").

The foregoing description of the Securities Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the form-of Securities Purchase Agreement, which is attached as an exhibit to this Schedule 13D and incorporated herein by reference.

GENERAL

The Reporting Persons acquired the securities described in this Schedule 13D for investment purposes and intend to review their investments in the Issuer on a continuing basis. Any actions the Reporting Persons might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Persons' review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer's business, financial condition, operations and prospects; price levels of the Issuer's securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

The Reporting Persons may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, the Reporting Persons may engage in discussions with management, the Board, and securityholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as: a merger, reorganization or take-private transaction that could result in the de-listing or de-registration of the Common Shares; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer's business or corporate structure, including changes in management or the composition of the Board. To facilitate their consideration of such matters, the Reporting Persons may retain consultants and advisors and may enter into discussions with potential sources of capital and other third parties. The Reporting Persons may exchange information with any such persons pursuant to appropriate confidentiality or similar agreements. The Reporting Persons will likely take some or all of the foregoing steps at preliminary stages in their consideration of various possible courses of action before forming any intention to pursue any particular plan or direction.

Other than as described above, the Reporting Persons do not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is amended and supplemented by the following.

Item 4 above summarizes certain provisions of the Securities Purchase Agreement and is incorporated herein by reference. A copy of such agreement is attached as an exhibit to this Schedule 13D and is incorporated herein by reference.

Except as set forth herein, none of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is amended and restated in its entierty by the following.

Exhibit 1. Joint Filing Agreement.
Exhibit 2: Registration Rights Agreement, dated as of August 21, 2023 (incorporated by reference to Exhibit 10.2 to the Issuer's Current Report on Form 8-K filed with the SEC on August 22, 2023).
Exhibit 3: Registration Rights Agreement, dated as of July 26, 2024 (incorporated by reference to Exhibit 10.2 to the Issuer's Current Report on Form 8-K filed with the SEC on July 26, 2024).
Exhibit 4: Registration Rights Agreement, dated as of July 28, 2025 (incorporated by reference to Exhibit 10.2 to the Issuer's Current Report on Form 8-K filed with the SEC on July 28, 2025).
Exhibit 5: Form of Securities Purchase Agreement, dated as of January 29, 2026 (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed with the SEC on January 30, 2026).

## Signatures
- ABG Management Ltd.: /s/ Fan Yu, Fan Yu, Director (02/02/2026)
- Ally Bridge Group (NY) LLC: ABG Management Ltd., its managing member, By: /s/ Fan Yu, Fan Yu, Director (02/02/2026)
- Ally Bridge MedAlpha Master Fund L.P.: Ally Bridge Group (NY) LLC, its manager, By: ABG Management Ltd., its managing member, By: /s/ Fan Yu, Fan Yu, Director (02/02/2026)
- Fan Yu: /s/ Fan Yu, Fan Yu (02/02/2026)